SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUGUST TRAFFIC GROWS 11% TO 11.5M CUSTOMERS

LOAD FACTOR RISES 1% POINT TO 96% ON LOWER FARES

Ryanair, Europe's favourite airline, today (2 Sep) released August traffic statistics as follows:

●     Traffic grew 11% to 11.5m customers.
●     Load factor rose 1% to 96%.
●     Rolling annual traffic to Aug grew 16% to 112m customers.

	Aug 15	Aug 16	Change
Customers	10.4M	11.5M	+11%
Load Factor	95%	96%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's August traffic grew by 11% to 11.5m customers, while our load factor jumped 1% point to 96%. Lower fares post-Brexit and the continuing success of our "Always Getting Better" customer experience programme continue to deliver even more great value for our rapidly growing customer base.

As our recent guidance confirmed, Ryanair expects average fares to fall by between 10% to 12% in the 6 months to March 2017. There's never been a better time to book a low fare flight on Ryanair."

ENDS

For further information
please contact:
                                    Robin Kiely                          Piaras Kelly
                                    Ryanair Ltd                           Edelman Ireland
                                    Tel: +353-1-9451949             Tel: +353-1-6789333
 press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 September, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary